UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- Form C: Offering Statement
- Form C-U: Progress Update
- Form C/A: Amendment to Offering Statement
  - Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- Form C-AR/A: Amendment to Annual Report
- Form C-TR: Termination of Reporting

Name of issuer
Bellevue Montgomery LLC

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 5, 2024

Physical address of issuer
1770 Kirby Parkway, Suite 215, Memphis, TN 38138

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	1,569,764	25383
Cash & Cash Equivalents	424,855	0
Accounts Receivable	0	0
Short-term Debt	1,002,876	21633
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	1,408	0
Net Income	-34,954	0

April 23, 2026

FORM C-AR

Bellevue Montgomery LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bellevue Montgomery LLC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://kpsdev.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Bellevue Montgomery LLC (the "Company") is a Delaware Corporation, formed on July 5, 2024.

The Company is located at 1770 Kirby Parkway, Suite 215, Memphis, TN 38138.

The Company's website is https://kpsdev.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Highlights: Missing Middle housing. 23 townhomes, duplex + 4-plex units Affordable Rents planned at 80% AMI Additional phases. For a total of 67 units Cost. $3.6M total project cost Completion. Q2 2026 anticipated completion for Phase 1

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Highlights: Missing Middle housing. 23 townhomes, duplex + 4-plex units Affordable. Rents planned at 80% AMI Additional phases. For a total of 67 units $3.6M total project cost Completion. Q2 2026 anticipated completion for Phase 1

Business Plan

See Exhibit A to the Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Kern

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024, Real estate developer, real estate executive President of KRN Development LLC, since May 2019 CEO of KPS Development Partners, LLC since February 2022

Education

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University. He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non-profit organization that builds homes for the working poor in Baja, California.

Name

Josh Poag

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Secretary of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024, Real estate developer and property manager, Real estate executive Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC, Commercial Real Estate Development, Management, and Leasing

Education

Name

David Selberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024 CFO for real estate development and management Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC, Commercial Real Estate Development, Management, and Leasing

Education

Name

Scott Kern

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024, Real estate developer, real estate executive President of KRN Development LLC, since May 2019 CEO of KPS Development Partners, LLC since February 2022

Education

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University. He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non-profit organization that builds homes for the working poor in Baja, California.

Name

Josh Poag

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Secretary of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024, Real estate developer and property manager, Real estate executive Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC, Commercial Real Estate Development, Management, and Leasing

Education

Name

David Selberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO of the Manager, KPS Bellevue Montgomery, LLC, Since July 5, 2024 CFO for real estate development and management Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC, Commercial Real Estate Development, Management, and Leasing

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares, although, to the extent the issuance of such shares adversely impacted the Class A Members, this would require the consent of a majority of the Class A Members.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Class B Profit Interest Share
Amount outstanding	0
Voting Rights	The Class B shares are issued to KPS Bellevue Montgomery, LLC as a profit interest share in exchange for serving as the Manager
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Pathway Lending
Amount outstanding	$808,480.17 as of 12/31/2025
Interest rate and payment schedule	6% interest rate, 7-year term, 336-month amortization. For the first 24 months (from May 1, 2025 to April 30, 2027), interest payments only on the outstanding principal balance. Beginning on May 1, 2027 and for the next 59 months, principal and interest payments of $15,906.14. On the maturity date, one final payment for the outstanding principal amount is due.
Amortization schedule	Total principle amount is $2,584,444 Principal and interest payments of $15,906.14 are due beginning May 1, 2027 until March 31, 2032.
Describe any collateral or security	Mortgaged Property (first position). Personal guaranty from Scott Kern and a corporate guaranty from Poag Shopping Centers LLC.
Maturity date	April 1, 2032
Other material terms	

Type of debt	Notes
Name of creditor	City of Memphis
Amount outstanding	As of December 31, 2025, $0 outstanding balance..
Interest rate and payment schedule	3% interest rate with a term of 10 years. Principle and interest payments commencing on the first day of the month following the issuance of a Certificate of Occupancy or Substantial Completion, whichever occurs first. Commencement date estimated to be June 1, 2026.
Amortization schedule	Total principle amount is $250,000. Principle and interest payment of $2,414.02 per month for 120 months starting on June 1, 2026
Describe any collateral or security	Mortgaged Property (second position)
Maturity date	May 1, 2036
Other material terms	

The total amount of outstanding debt of the company is $808,480.17.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	200	$200,000.00	Cost of land, soft costs, Small Change success fee	November 15, 2024	Regulation CF

Ownership

The Company is broadly held amongst 35 shareholders. Of the 35 shareholders, 32 represent crowdfunding investors which constitutes 33.3% of the total ownership in the Company. The remaining 66.7% ownership of the Company is held by two equity investors (total of 50%) and the Sponsor (total of 16.7%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
KPS Bellevue Montgomery, LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity The Company was organized under the Delaware Limited liability company Act on July 5, 2024. The Company currently has no revenues and minimal liquid resources (cash) as the development project is under construction and any available cash is used for construction activities. Revenues are expected to start in June or July 2026. **Capital Resources** Construction is underway on the project as of August 2025 with an anticipated completion date of June 2026. We used the proceeds of this Offering to pay soft costs to design professionals, as described in our business plan. The balance of the required equity ($300,000) was raised in June 2025 through two private investors in addition to The Company's contribution of $100,000. On March 21,

2025, we closed on the first part of our construction financing to purchase the land and on September 3, 2025 we closed on the balance of the construction loan in order to begin full construction on the project. Additionally, we secured a $250,000 grant as well as a $250,000 low interest loan from the City of Memphis. **Historical Results of Operations** The Company is in the construction stage and has no history of operations.

KPS Bellevue Montgomery LLC has hired a professional property management company to lease and manage the property starting in April 2026 with a projected opening of June 2026. During this time period, KPS anticipates pre-leasing the property to ensure that Tenants start to move-in upon completion. The pro forma anticipated renting 5 units per month after opening and that target has been shared with the property management company as their leasing goal. Stabilization is anticipated within 5-6 months of opening which will generate positive cash flow before the end of 2026. The pro forma also factored in a cash reserve that covers any shortfalls during this lease-up period. Through professional property management, KPS sees the property being desirable to potential renters. Additionally, year over year lease renewals are targeted to grow by 2% increasing project cash flow and profits. Sufficient operating expenses and reserves will ensure that the property is maintained at a Class A level for the intended hold period of 5 years.

Liquidity and Capital Resources

On November 15, 2024 the Company conducted an offering pursuant to Regulation CF and raised $200,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Senior Loan - $2,584,444 City of Memphis Subordinate Note - $250,000 City of Memphis Grant - $250,000 Crowdfund Investors - $200,000 Equity Investors - $300,000 Company Equity - $100,000

Capital Expenditures and Other Obligations

The Company secured a $250,000 grant from the City of Memphis as well as a $250,000 loan (note) from the City of Memphis.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Distributions or Payments

Related Person/Entity	KPS Bellevue Montgomery, LLC
Relationship to the Company	The Manager of the Company.
Total amount of money involved	$183,113
Benefits or compensation received by related person	Funds
Benefits or compensation received by Company	
Description of the transaction	Developer fee -Monthly draws once construction begins

Related Person/EntityKPS Bellevue Montgomery, LLCRelationship to the CompanyThe Manager of the CompanyTotal amount of money involved$6,000Benefits or compensation received by related personFundsBenefits or compensation received by CompanyDescription of the transactionAnnual Asset management feeConflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Scott Kern (Signature)Scott Kern (Name)CEO of the Manager, KPS Bellevue Montgomery, LLC(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Bellevue Montgomery LLC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years ended December 31, 2024 & 2025

Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Bellevue Montgomery, LLC. Management

Management is responsible for the accompanying financial statements of Bellevue Montgomery, LLC, which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

RNB Capital CPAS LLC

Indianapolis, IN

April 30, 2026

BELLEVUE MONTGOMERY, LLC
BALANCE SHEET

		As of December 31,	
		2025	**2024**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	424,855	-
Other Current Assets		-	7,500
Total Current Assets		424,855	7,500
Non-Current Assets:			
Land		211,430	-
Construction in Progress		860,900	17,883
Total Non-Current Assets		1,072,330	17,883
TOTAL ASSETS	$	1,497,185	25,383
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	193,772	7,624
Accrued Expenses		624	14,009
Total Current Liabilities		194,396	21,633
Non-Current Liabilities:			
Notes Payable		735,901	-
Total Non-Current Liabilities		735,901	-
TOTAL LIABILITIES		930,297	21,633
EQUITY			
Member's Capital		601,842	3,750
Accumulated Deficit		(34,954)	-
TOTAL EQUITY		566,888	3,750
TOTAL LIABILITIES AND EQUITY	$	1,497,185	25,383

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2025	**2024**
Operating Expenses			
Advertising & Marketing	$	1,641	-
General and Administrative		33,313	-
Total Operating Expenses		**34,954**	-
Total Loss from Operations		**(34,954)**	-
Other (Expense)			
Total Other Income (Expense)		-	-
Net Income (Loss)	$	**(34,954)**	-

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

BELLEVUE MONTGOMERY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital $ Amount	Retained earnings (Deficit)	Total Member's Equity
Beginning balance at 1/1/24	-	-	-
Contribution	3,750	-	3,750
Ending balance at 12/31/24	3,750	-	3,750
Contribution	598,092	-	598,092
Net income (loss)	-	(34,954)	(34,954)
Ending balance at 12/31/25	601,842	(34,954)	566,888

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

BELLEVUE MONTGOMERY, LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2025	**2024**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(34,954)	-
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Other Current Assets		7,500	(7,500)
Accrued Interest		(2,991)	-
Accounts Payable		186,148	7,624
Accrued Expenses		(13,385)	14,009
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		177,272	14,133
Net Cash provided by (used in) Operating Activities	$	142,318	14,133
INVESTING ACTIVITIES		-	-
Construction in Progress	$	(840,026)	(17,883)
Land		(211,430)	-
Net Cash provided by (used in) Investing Activities	$	(1,051,456)	(17,883)
FINANCING ACTIVITIES			
Notes Payable	$	808,480	-
Deferred Financing Cost		(72,579)	-
Member's Capital		598,092	3,750
Net Cash provided by (used in) Financing Activities	$	1,333,993	3,750
Cash at the beginning of period	$	-	-
Net Cash increase (decrease) for period		424,855	-
Cash at end of period	$	424,855	-

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bellevue Montgomery, LLC (the "Company") was formed in Delaware on July 5, 2024. The Company was formed to develop for-rent housing on a 1-acre parcel in Memphis, Tennessee. The Company plans to construct twenty-three (23) single-family, duplex, and fourplex townhomes on this site, and once completed, revenue will be generated through rental income from these units. The Company is headquartered in Memphis, Tennessee, and its customers will be permanent Memphis residents.

The Company conducted a crowdfunding campaign under Regulation CF that ended on April 30, 2025, to raise a portion of the required project equity, through which total proceeds of $200,000 were raised.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $424,855 and $0 in cash and in cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Construction in Progress

Construction in progress is recorded at cost. Costs include direct construction expenditures, capitalized interest, development fees, and other costs that are directly attributable to bringing the Project to the condition necessary for its intended use. Expenditures that do not relate directly to construction are charged to expenses as incurred. No depreciation is recorded on construction in progress until the assets are placed in service.

The Company evaluates the carrying value of construction in progress for impairment whenever events and circumstances indicate that the carrying amount of the Project may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If undiscounted expected future cash flows are less than the carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the Project's fair value. In performing this assessment, management considers current operating results, trends and prospects, the status of the development, and relevant market and economic factors. Based on this assessment, there was no impairment of construction in progress as of December 31, 2025

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue primarily from rental income on its townhome units once the project is placed in service. The Company will recognize such revenue as earned in accordance with ASC 606 when tenant agreements are executed and related performance obligations are satisfied. The Company will identify and analyze its performance obligations under these tenant agreements once the first contracts are in place.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs for administrative personnel, professional fees for legal, accounting, tax, and consulting services, software subscription and communication expenses, and other miscellaneous corporate overhead.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2025, the Company entered into a development services arrangement with KPS Development, LLC ("KPS Development"), a related-party entity under common ownership with KPS Bellevue Montgomery, LLC, an investor in the Company. Under this arrangement, the Company incurred development fees totaling approximately $108,678 during the year ended December 31, 2025, which were capitalized to construction-in-progress in the accompanying balance sheet.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In March 2025, the Company entered into a secured term construction loan agreement with Southeast Community Capital Corporation d/b/a Pathway Lending for up to 2,584,444. The loan bears interest at a fixed rate of 6.00% per annum and requires interest-only payments through April 2027, followed by monthly principal and interest payments based on a 336-month amortization, with a scheduled maturity date of April 1, 2032. The loan is secured by the Project and certain Company assets. Interest incurred on this loan during the construction period is capitalized to construction-in-progress. As of December 31, 2025, the gross principal balance of this loan was $808,480 and the unamortized deferred financing costs were $72,910, resulting in a net carrying amount of $735,901 presented in long-term debt in the accompanying balance sheet.

NOTE 6 – EQUITY

The Company is a limited liability company and had multiple members as of December 31, 2025 and 2024. Members have contributed capital through direct cash contributions and through a Regulation CF crowdfunding offering completed in 2025. Through December 31, 2025, cumulative members' capital contributions totaled approximately $601,842.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2026, the date these financial statements were available to be issued.

Subsequent to year-end, the Company entered into a grant note with the City of Memphis, Division of Housing and Community Development, under the Middle Income Housing Pilot Program, which provides for loan proceeds of up to $250,000. As of December 31, 2025, no amounts had been drawn or received under this agreement; accordingly, no related asset or liability has been recorded in the accompanying financial statements. The related funds were disbursed in January and March 2026 and will be reflected in the Company's 2026 financial statements.